UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SARCOS TECHNOLOGY AND ROBOTICS CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

80359A106

(CUSIP Number)

360 Wakara Way

Salt Lake City, Utah 84108

(888) 927-7296

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 80359A106

(1)	Name of Reporting Persons: Brian D. Finn
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 12,465,611(1), (2)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 12,465,611(1), (2)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,465,611(1), (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Approximately 8.4%(3)
(14)	Type of Reporting Person (See Instructions): IN

(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)

Includes 5,970,684 shares of Common Stock underlying the 5,970,684 private placement warrants of Sarcos Technology and Robotics Corporation (the “Company”) issued to Rotor Sponsor LLC, a Delaware limited liability company (“Sponsor”) pursuant to that certain Warrant Agreement, by and between Sponsor and the Company, dated January 14, 2021 (“Private Warrants”).

(3)

Based on 148,872,444 shares of Common Stock outstanding, equal to the 142,901,760 shares of Common Stock outstanding as of February 15, 2022, as reported by the Company in its prospectus filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on April 6, 2022 (the “424 Prospectus”), plus the 5,970,684 shares of Common Stock that underly the 5,970,684 Private Warrants held by Sponsor.

Schedule 13D

CUSIP No. 80359A106

(1)	Name of Reporting Persons: Rotor Sponsor LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 11,642,852(1), (2)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 11,642,852(1), (2)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,642,852(1), (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Approximately 7.8%(3)
(14)	Type of Reporting Person (See Instructions): OO

(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)	Includes 5,970,684 shares of Common Stock underlying the 5,970,684 Private Warrants held by Sponsor.
(3)

Based on 148,872,444 shares of Common Stock outstanding, equal to the 142,901,760 shares of Common Stock outstanding as of February 15, 2022, as reported by the Company in the 424 Prospectus, plus the 5,970,684 shares of Common Stock that underly the 5,970,684 Private Warrants held by Sponsor.

Schedule 13D

CUSIP No. 80359A106

(1)	Name of Reporting Persons: Rotor-Sarcos, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,486,483(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,486,483(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,486,483(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Approximately 3.1%(2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)	Based on 142,901,760 shares of Common Stock outstanding as of February 15, 2022, as reported by the Company in the 424 Prospectus.

Schedule 13D

CUSIP No. 80359A106

(1)	Name of Reporting Persons: Marstar Investments LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 822,759(1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 822,759(1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 822,759(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Approximately 0.6%(2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)	Based on 142,901,760 shares of Common Stock outstanding as of February 15, 2022, as reported by the Company in the 424 Prospectus.

Schedule 13D

CUSIP No. 80359A106

(1)	Name of Reporting Persons: Gee Jay LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): OO

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on October 4, 2021 (this “Schedule 13D”) by the Reporting Persons relating to the Common Stock and Private Warrants of Sarcos Technology and Robotics Corporation, a Delaware corporation (the “Company”), beneficially owned by the Reporting Persons specified herein as of April 27, 2022. This Amendment is being filed to reflect the Gift, the Distribution, and the Resignation (each as defined in Item 2 below). Except as set forth herein, the Schedule 13D is unmodified. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in this Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of this Schedule 13D is hereby amended and supplemented as follows:

On February 28, 2022, Gee Jay effectuated a transfer of 12,500 shares of Common Stock to an affiliate that is not a Reporting Person (the “Gift”). As a result of the Gift, Gee Jay no longer holds any Company securities and will no longer be a Reporting Person following this Amendment.

On April 27, 2022, Rotor-Sarcos effected a pro rata distribution of 4,486,483 shares of Common Stock to its members and interest holders pursuant to the terms of its governing documents (the “Distribution”). Pursuant to the Distribution, Marstar, as a member of Rotor-Sarcos, received 451,286 shares of Common Stock from Rotor-Sarcos. Following the Distribution, Rotor Sarcos no longer beneficially owned greater than five percent of the Common Stock.

Immediately prior to the Distribution, Mr. Finn resigned as a managing member of Rotor-Sarcos (the “Resignation”). As a result, Mr. Finn no longer has any reportable beneficial ownership of the Company’s securities held by Rotor-Sarcos. As a result of the Resignation and the Distribution, Rotor-Sarcos will no longer be a Reporting Person following this Amendment.

ITEM 5. INTEREST IN SECURITIES OF SARCOS TECHNOLOGY AND ROBOTICS CORPORATION

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons may be deemed to beneficially own the number of shares of Common Stock (including shares of Common Stock underlying Private Warrants) set forth in the table below, representing the approximate percentage of the outstanding shares of Common Stock as calculated pursuant Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(a) and (b)

Reporting Persons	Beneficial Ownership (Sole Voting and Dispositive Power)	Percentage of Class Beneficially Owned(1)	Beneficial Ownership (Shared Voting and Dispositive Power)	Percentage of Class Beneficially Owned(1)
Rotor-Sarcos, LLC	0	0.0%	4,486,483	3.1%
Gee Jay LLC	0	0.0%	0	0.0%
Rotor Sponsor LLC	11,642,852	7.8%	0	0.0%
Marstar Investments LLC	822,759	*%	0	0.0%
Brian D. Finn(2)	12,465,611	8.4%	0	0.0%
*	Represents less than 1%

.

(1)

Based on 142,901,760 shares of Common Stock outstanding as of February 15, 2022, as reported by the Company in its prospectus filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on April 6, 2022, and, for Mr. Finn and Rotor Sponsor, also includes the 5,970,684 shares of Common Stock that underly the 5,970,684 Private Warrants held by Sponsor.

(2)	As a result of the Resignation, shares beneficially owned excludes Company securities held by Rotor-Sarcos.

(c)	Except for the Distribution and Gift, none of the Reporting Persons has engaged in any transaction in shares of Common Stock in the 60 days prior to the filing of this Amendment.

(e)

Following the Gift, Gee Jay ceased being a beneficial owner of Common Stock. Following the Distribution, Rotor-Sarcos ceased being a greater than 5% beneficial owner of Common Stock and, as a result thereof and of the Resignation, will no longer be a Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated as of April 28, 2022

ROTOR SPONSOR LLC

By:	/s/ Brian D. Finn
Name:	Brian D. Finn
Title:	Managing Member

ROTOR-SARCOS, LLC
By: RK Management, LLC, its manager

By:	/s/ Richard Keller
Name:	Richard Keller
Title:	Manager

MARSTAR INVESTMENTS LLC

By:	/s/ Brian D. Finn
Name:	Brian D. Finn
Title:	Administrator

GEE JAY LLC
By: The Steven H. Goodman Delaware Dynasty Trust, its sole member and manager

By:	/s/ Brian D. Finn
Name:	Brian D. Finn
Title:	Trustee

BRIAN D. FINN

By:	/s/ Brian D. Finn
Name:	Brian D. Finn